

October 14, 2014

Via E-mail
Hani Zeini
Founder, President and Chief Executive Officer
Sientra, Inc.
420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117

> **Re: Sientra, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 10, 2014**
> **File No. 333-198837**

Dear Mr. Zeini:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Change in Independent Accountants, page 142

1.   We note from the disclosure in the third paragraph that your former accountant notified you during October 2013 it disagreed with your revenue recognition policies relating to the timing of revenue recognition given your terms and conditions and practices regarding returns. We further note that the subject matter of this disagreement was not discussed between your board of directors and the former accountant prior to their dismissal and you are neither able to quantify the impact of the matters subject to the disagreement nor state what the effect on your financial statements would have been. Please explain to us in greater detail about this disagreement with your revenue recognition policies and specifically tell us what is meant by "given [y]our terms and conditions and practices regarding returns." Also, provide us with any letter or written communication to and from the former accountant regarding any disagreements or reportable events to management or the Audit Committee.

For this disagreement, please tell us supplementally:

1) what period the disagreement relates to,
2) the nature of the disagreement including the company's position and the former accountant's position at the time of the disagreement,
3) the amounts involved,
4) why the disagreement could not be resolved or how it was resolved,
5) how and by whom any amounts were determined, and
6) whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why.

Please also note the requirements of Item 304(b) of Regulation S-K. If there were any material transactions or events similar to those involved in the disagreement that you accounted for or disclosed differently than your former accountant would have concluded was required, you should provide all of the disclosures required by Item 304(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Hani Zeini
Sientra, Inc.
October 14, 2014
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): C. Thomas Hopkins, Esq.